                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

The Board of Directors approves the Q1 2004 Financial Results

Sharp reduction of the net financial debt compared to December 31, 2003, from €33,346 million to €30,786 million

(-€2,560 million)

Group operating performances improved.

Organic growth: revenues +5.2%,

GOP +5.1%, Operating profit +11.5% compared to Q1 2003.

Wireline: the positive trend is continuing, revenues +1.4% compared to Q1 2003

The number of broadband accesses reached 2.800.000, of which 225,000 in the rest of Europe

TELECOM ITALIA GROUP

REVENUES: €7,418 MILLION (+1.7% COMPARED TO Q1 2003) +5.2% AT SAME EXCHANGE RATE AND CONSOLIDATION AREA

GROSS OPERATING PROFIT: €3,494 MILLION (+5.6% COMPARED TO Q1 2003) +5.1% AT SAME EXCHANGE RATE AND CONSOLIDATION AREA, AND AFTER EXCLUDING FROM Q1 2003 THE CONTRIBUTION FOR THE EXERCISE OF TLC OPERATIONS

GROSS OPERATING MARGIN: 47.1%

(45.4% IN Q1 2003, 46.3% EXCLUDING THE CONTRIBUTION FOR THE EXERCISE OF TLC OPERATIONS)

OPERATING PROFIT BEFORE GOODWILL: €2,173 MILLION (+7.7% COMPARED TO Q1 2003)

OPERATING PROFIT: €1,788 MILLION (+17.1% COMPARED TO Q1 2003) +11.5% AT SAME EXCHANGE RATE AND CONSOLIDATION AREA, AND EXCLUDING THE CONTRIBUTION FOR THE EXERCISE OF TLC OPERATIONS

OPERATING MARGIN: 24.1%

(20.9% IN Q1 2003, 22% EXCLUDING

THE CONTRIBUTION FOR THE EXERCISE OF TLC OPERATIONS)

CONSOLIDATED NET INCOME: €277 MILLION (+ €674 MILLION COMPARED TO Q1 2003), EQUAL TO €535 MILLION BEFORE MINORITY INTERESTS

OPERATING FREE CASH FLOW: €2,427 MILLION EQUIVALENT TO 32.7% OF REVENUES

(UP €57 MILLION COMPARED TO Q1 2003)

NET FINANCIAL DEBT, AMOUNTING TO €30,786 MILLION, DECREASED BY €2,560 MILLION COMPARED TO

DECEMBER 31, 2003 (€33,346 MILLION)

TELECOM ITALIA SPA

The figures for Q1 2004 are compared to those of Q1 2003, reconstructed by aggregating the economic data of Olivetti S.p.A with Telecom Italia S.p.A. for the purpose of comparison on homogenous basis

REVENUES: €3,943 MILLION,

 -0.4% COMPARED TO Q1 2003

GROSS OPERATING PROFIT: €1,854 MILLION, +3.5% COMPARED TO Q1 2003 (+1.4% EXCLUDING THE CONTRIBUTION FOR THE EXERCISE OF TLC OPERATIONS FROM Q1 2003)

GROSS OPERATING MARGIN: 47%

(45.2% IN Q1 2003, 46.2% EXCLUDING

THE CONTRIBUTION FOR THE EXERCISE OF TLC OPERATIONS)

OPERATING PROFIT: €1,152 MILLION, +11.2% COMPARED TO Q1 2003 (+6.8% EXCLUDING THE CONTRIBUTION FOR THE EXERCISE OF TLC OPERATIONS)

OPERATING MARGIN: 29.2%

(26.2% IN Q1, 27.3% EXCLUDING THE

CONTRIBUTION FOR THE EXERCISE OF TLC OPERATIONS)

NET INCOME: €346 MILLION, UP €136 MILLION COMPARED TO Q1 2003 (+65%)

NET FINANCIAL DEBT AMOUNTED TO €34,510 MILLION,

THUS DECREASING BY €817 MILLION COMPARED TO DECEMBER 31, 2003 (€35,327 MILLION)

Milan, May 6, 2004 – At today’s Meeting, the Board of Directors of Telecom Italia chaired by Marco Tronchetti Provera has approved the quarterly report for the period ended March 31, 2004.

TELECOM ITALIA GROUP

Revenues for Q1 2004 amounted to €7,418 million, up 1.7% compared to Q1 2003 (€7,291 million). Excluding the negative effect of exchange rate fluctuations (€10 million) and of the change in consolidation area (€231 million, of which €185 million for the transfer of New Seat Pagine Gialle in August 2003), organic growth was 5.2% (+€368 million). Contributing to the growth were the increases in revenues of the Mobile BU (+€326 million), the Wireline BU (+€42 million), the IT Market BU (+€23 million) and the Internet and Media BU (+€23 million).

Gross operating profit amounted to €3,494 million, with a 5.6% increase compared to Q1 2003 (up €186 million). Without taking into consideration – in Q1 2003 figures – the contribution charged for the exercise of telecommunications operations (€66 million), which was no longer applicable following the ruling handed down by the Court of Justice of the European Communities in September 2003, gross operating profit advanced by 3.6% (+€120 million). Moreover, excluding the negative effect of exchange fluctuation (€4 million) and of the change in consolidation area (€46 million), organic growth was 5.1%. Gross operating margin was 47.1% (45.4% in Q1 2003, 46.3% excluding the contribution for the exercise of telecommunications operations from Q1 2003).

Operating profit before goodwill, amounting to €2,173 million, increased by 7.7% compared to the same period of 2003 (up €155 million). Without taking into consideration the contribution for the exercise of telecommunications operations (€75 million), operating profit before goodwill grew by 3.8% (+€80 million). The ratio to revenues is 29.3% (27.7% in Q1 2003, 28.7% excluding the contribution for the exercise of telecommunications operations).

Operating profit was €1,788 million, up 17.1% compared to Q1 2003 (+€261 million). Without taking into consideration the contribution charged for the exercise of telecommunications operations (€75 million), operating profit increased by 11.6% (+€186 million). Moreover, excluding the effect of exchange fluctuations and of the consolidation area, organic growth was 11.5%. The ratio to revenues went from 20.9% in Q1 2003 (22% excluding the contribution for the exercise of telecommunications operations) to 24.1% in Q1 2004.

Consolidated net income was €277 million (€535 million before minority interests) and it showed an increase of €674 million compared to Q1 2003, when it posted a negative value of €397 million (positive at €155 million before minority interests). If the minority share of the result that has been acquired through the merger of Telecom Italia into Olivetti had been attributed to the Parent Company, Group consolidated net loss would have been €88 million for Q1 2003.

Investments totaled €862 million (€860 million in Q1 2003), of which €826 million in industrial investments (€697 million in the same period in 2003). This increase is attributable mainly to Wireline investments to develop broadband in Italy, France and Germany.

Operating free cash flow (Operating profit + amortization-depreciation – investments +/- change in working capital), equivalent to €2,427 million (32.7% of revenues), shows an increase of €57 million compared to the same period in 2003 (€2,370 million).

Net financial debt as of March 31, 2004, decreased to €30,786 million, by €2,560 million compared to December 31, 2003 (€33,346 million). This reduction is the result of the transfer of Telekom Austria (€768 million), the refund of locked-up credits and the divestment of other fixed assets (€100 million), investments made (-€862 million), the payment of dividends (-€5 million) and net cash flow generated by operations (€2,559 million).

A new credit facility was opened on March 30, 2004. Amounting to €6.5 billion, it has a three-year expiry and replaced the syndicated credit facility for the same amount opened by Olivetti as part of the merger carried out in 2003, the first tranche of which would have fallen due in April 2004. The new line of credit, which does not have a financial covenant and guarantees unconditionally available credit, has a longer duration and lower costs than the previous one.

Group personnel as of March 31, 2004 numbered 93,036 employees, decreasing by 151 compared to December 31, 2003 (93,187 employees).

TELECOM ITALIA SPA

The figures for Q1 2004 are compared to those of Q1 2003, reconstructed by aggregating the economic data of Olivetti S.p.A with Telecom Italia S.p.A. for the purpose of comparison on homogenous basis.

Revenues for Telecom Italia S.p.A. as of March 31, 2004 amounted to €3,943 million, slightly decreasing (-0.4%) compared to reconstructed Q1 2003 figures (€3,959 million).

This  decrease  (€16 million) can  be  attributed to  the  fact that there are no longer revenues

(profit neutral) from the resale of satellite capability (€26 million), since Telespazio has now directly replaced the Company in relations with satellite consortia. This is partially offset by the increase in wireline revenues.

Gross operating profit of €1,854 million increased 3.5% compared to reconstructed Q1 2003 figures (+€63 million). Without taking into consideration – in Q1 2003 figures – the charge of the contribution for the exercise of telecommunications operations (€37 million), gross operating profit rose by 1.4% (+€26 million). The ratio to revenues amounted to 47% (45.2% in the same period in 2003, 46.2% excluding from Q1 2003 the contribution for the exercise of telecommunications operations).

Operating profit of €1,152 million increased 11.2% compared to reconstructed figures for Q1 2003 (+€116 million). Without taking into consideration – in Q1 2003 figures – the charge of the contribution for the exercise of telecommunications operations (€43 million), operating profit rose by 6.8% (+€73 million). The ratio to revenues was 29.2% (26.2% in the same period of 2003, 27.3% excluding the contribution for the exercise of telecommunications operations).

Net income for the Parent Company was €346 million, up €136 million compared to reconstructed figures for Q1 2003 (+65%).

Net financial debt, amounting to €34,510 million, decreased by €817 million compared to December 31, 2003 (€35,327 million); this decrease stems from the difference between the contribution of operating free cash flow (€1,387 million) and the needs arising from financing and extraordinary operations.

EVENTS OCCURRING AFTER MARCH 31, 2004

ACQUISITION OF DIGITEL SHARES (VENEZUELA) BY TIM INTERNATIONAL

On April 19, 2004 TIM International stipulated a settlement agreement in which it pledged to acquire the stakes of all partners (corresponding to 32.88% of Digitel’s capital). Execution of the agreement is subject to certain conditions, the main one being the definitive waiver of all claims and actions against TIM/Digitel, as well as the abandonment of arbitrage called for in New York between TIM International and partner Venconsul, based on the rules of the International Chamber of Commerce. The transaction (which will entail an outlay of about $110 million) will give TIM International complete control of the Venezuelan company.

BREAKDOWN OF BUSINESS UNIT RESULTS

The figures for Q1 2004 for TIM and Telecom Italia Media are reported in the press releases issued on May 4 and May 5 2004, respectively, following the meetings of the Boards of Directors, which approved them.

WIRELINE

Revenues continued to grow in Q1 2004, a trend that was already observed throughout 2003. Revenues, amounting to €4,303 million, increased by 1.4% compared to Q1 2003; organic growth at same exchange rate and consolidation area, organic growth was 1% (+€42 million). This increase was achieved thanks to effective support of the core voice market and to important progressive development of the broadband markets, innovative data services and value-added services.

In particular, Internet Consumer revenues amounted to €242 million, showing an increase by 39.5% compared to Q1 2003 (€173 million), mainly due to the Alice and Smart ADSL offerings that grew by 155% (+€76 million). Data Business revenues were €375 million, up 1.4% compared to Q1 2003 (+€370 million). This result was achieved thanks to the increase in revenues from innovative data services (+€25 million, +€21% compared to Q1 2003), that offset the downturn in revenues from traditional data services and rented lines, that are subject to regulated prices and to the impact of migration towards innovative solutions.

In addition, the success and spreading of new value-added service packages (Tutto 4* and Chat SMS), which rose to 589,000 units by the end of Q1 2004, contributed – together with a stable market share on traffic – to stabilizing revenues in the voice segment. With regard to the Internet segment, Broadband accesses rose to 2,800,000, of which 2,575,000 on the domestic market, for an increase of 535,000 accesses in Q1 2004 (+114% compared to Q1 2003). Accesses in the European markets of Germany, France and The Netherlands totaled 225,000, increasing by 65,000 accesses compared to December 31, 2003.

Gross operating profit, equivalent to €2,037 million, increased by 3.4% compared to Q1 2003 (+1.5% excluding the contribution for the exercise of TLC operations), for a ratio to revenues that rose to 47.3%. Based on the same consolidation area, organic growth was 1.4%.

Operating profit was €1,315 million, rising by 7.1% compared to Q1 2003 (+3.2% excluding the contribution for the exercise of telecommunications operations). The ratio to revenues thus rose to 30.6%. Based on the same consolidation area, organic growth was 3.8%.

In Q1 2004 Wireline confirmed its commitment to investments with €552 million, above all in the area of Broadband, new innovative services and value-added services. This trend is in line with the previously announced investments plans for the current year and was characterised by an acceleration of Broadband development and an offering upgrade, from 256 kbps to 640 kbps.

LATIN AMERICA (CHILE AND BOLIVIA)

Revenues for the Entel Chile Group and the Entel Bolivia Group totaled €264 million and showed a decrease of €27 million compared to the same period in 2003 (-9.3%), attributable mainly to shrinking wireline revenues for the Entel Chile Group. Currency exchange dynamics had an overall positive impact of approximately €8 million (+€16 million for the Chilean peso and -€8 million for the boliviano). Excluding this effect, there would have been a decrease of €35 million (-12%).

Gross operating profit, equivalent to €101 million, decreased by €5 million (-4.7%) compared to Q1 2003 and was influenced by a positive exchange-rate effect of approximately €2 million. Excluding this effect, there would have been a 6.6% decrease compared to Q1 2003. The gross operating margin was 38.3%, versus 36.4% for Q1 2003.

Operating profit, totaling €37 million, decreased by €4 million (-9.8%) compared to the same period in 2003 and it was influenced by a positive exchange-rate effect of approximately €2 million. Without this effect, there would have been a 14.6% decrease compared to Q1 2003. The operating margin is 14%, in line with the same period last year (14.1%).

INFORMATION TECHNOLOGY MARKET

In Q1 2004 – as was the case in 2003 – the activities of the IT Market BU were characterized by more incisive focus on markets with the best growth potential, coupled with close attention to costs management, intensive work to innovate and expand offers, and efforts to streamline the reference area.

For the purposes of uniform comparison with Q1 2004 for the IT Market BU, Q1 2003 was reconstructed by excluding the values for the NETikos Group, the Domus Academy and the activities of the “Enterprise” line of business, divested in 2003.

Sales and service revenues for Q1 2004 amounted to €169 million and showed an increase by €23 million compared to the same period in 2003 (+15.8%). This change is mainly attributable to the increase in the turnover of TSF (Tele Sistemi Ferroviari), Agrisian and Finsiel.

At €11 million, gross operating profit is the same as the figure for Q1 2003.

Operating Profit rose from €1 million in Q1 2003 to €3 million in Q1 2004, thanks to the positive trend shown by Finsiel and TSF.

GROUP INFORMATION TECHNOLOGY

Consolidated revenues for Q1 2004, €225 million, dropped slightly compared to Q1 2003 (€229 million).

Nevertheless, at €15 million gross operating profit reflects an increase of €4 million compared to Q1 2003 due to the increased value of production (+€20 million) arising from the advancement of development activities for Corporate and Wireline, offset only in part by an increase in operating costs (+€12 million).

The operating loss of €15 million reflects an improvement of €7 million compared to Q1 2003 (–€22 million).

In the quarter, as part of the restructuring plan of the IT department of the Telecom Italia Group, IT Telecom S.p.A. resolved to transfer the “Development” business line to TIM S.p.A. The transfer became effective as of April 1, 2004. The Development Division comes under the activities previously conducted by IT Telecom for TIM, in the area of innovative services based on IP networks for the business market as well as the mass market. It also handles the development and maintenance of software for telecommunications applications.

OLIVETTI TECNOST

Revenues totaled €144 million, dropping by €14 million compared to Q1 2003 (-8.9%); net of the exchange-rate and consolidation effect (referring in particular to the termination of activities in Latin America), organic growth was 3.6% (+5 million).

Gross operating profit (€7 million) and Operating profit (€2 million) improved significantly compared to Q1 2003 (respectively €2 million and -€5 million), thanks to restructuring operations implemented during the previous period and resulting in a decrease in overheads.

§

The results for Q1 2004 will be presented to the financial community during a conference call to be held tomorrow, Friday, May 7, starting at 4 p.m. (CET Time)

The journalists may attend the conference call, which will not entail a Q&A session, by calling: +39 06 33485042.

Those who are unable to participate in the conference call will have the opportunity to listen to the presentation by calling 39 06 334843 (access code 55415#).

Telecom Italia

Relazioni con i Media

Ufficio Stampa Corporate e Wireline

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

TELECOM ITALIA

Consolidated statements of cash flows

	(millions of euro)		1st Quarter 2004	1st Quarter 2003 (*)	Year 2003
A.	**NET DEBT AT BEGINNING OF PERIOD**		**(33.346)**	**(33.399)**	**(33.399)**
	Operating income		1.788	1.527	6.789
	Depreciation of fixed assets/amortization of intangible assets		1.590	1.653	6.779
	Investments in fixed assets and intangible assets (1)		(826)	(697)	(4.894)
	Proceeds from sale of intangible assets and fixed assets		2	4	27
	Change in operating working capital and other changes		(127)	(117)	532
B.	**OPERATING FREE CASH FLOW**		**2.427**	**2.370**	**9.233**
	Investment in long-term investments and difference on consolidation (1)		(36)	(163)	(6.560)
	Proceeds from sale/redemption value of other assets		98	88	741
	Demerger and sale New Seat Pagine Gialle		0	0	3.681
	Change in non-operating working capital and other changes (2)		70	(769)	(6.026)
C.			**132**	**(844)**	**(8.164)**
D.	**NET CASH FLOWS BEFORE DISTRIBUTION OF INCOME/RESERVES, CONTRIBUTIONS BY SHAREHOLDERS/WITHDRAWAL RIGHT**	(B+C)	**2.559**	**1.526**	**1.069**
E.	**DISTRIBUTION OF INCOME/RESERVES**		**(5)**	**(18)**	**(1.049)**
F.	**CONTRIBUTIONS BY SHAREHOLDERS/WITHDRAWAL RIGHT**		**6**	**0**	**33**
G.	**CHANGE IN NET DEBT**	(D+E+F)	**2.560**	**1.508**	**53**
H.	**NET DEBT AT END OF PERIOD**	(A+G)	**(30.786)**	**(31.891)**	**(33.346)**

The change in net debt is the result of the following:

(millions of euro)			
Increase (decrease) in medium/long-term debt	2.261	1.568	(2.747)
Increase (decrease) in short-term borrowings	(4.821)	(3.076)	2.694
CHANGE IN NET DEBT	**(2.560)**	**(1.508)**	**(53)**

(1) Total cash used for investments can be analyzed as follows:

(millions of euro)			
Industrial investments:	826	697	4.894
- other intangible assets	*326*	*239*	*1.783*
- fixed assets	*500*	*458*	*3.111*
Difference on consolidation	0	21	5.096
Investment in long-term investments	36	142	1.464
CASH USED FOR INVESTMENTS	**862**	**860**	**11.454**

(2) The item can be analyzed as follows:

(millions of euro)			
Net financial income (expenses)	(515)	(534)	(2.192)
Utilization of reserves for risks for the early exercise of the JP Morgan put option	0	0	(1.942)
Disposal of Telekom Austria	768	0	0
Income taxes payments	(31)	(17)	(957)
Net extraordinary income (expenses) and other	(152)	(218)	(935)
CHANGE IN NON-OPERATING WORKING CAPITAL AND OTHER CHANGES	**70**	**(769)**	**(6.026)**

(*) Olivetti Group historical data

Statements of cash flows of Telecom Italia S.p.A.

	(millions of euro)		1st Quarter 2004
A.	NET DEBT AT BEGINNING OF PERIOD		(35.327)
	Operating income		1.152
	Depreciation of fixed assets/amortization of intangible assets		648
	Investments in fixed assets and intangible assets (1)		(508)
	Capital and/or investment grants received		0
	Proceeds from sale of intangible assets and fixed assets		0
	Change in operating working capital and other changes		95
B.	OPERATING FREE CASH FLOW		1.387
	Investment in long-term investments (1)		(7)
	Proceeds from sale/redemption value of other assets		66
	Change in non-operating working capital and other changes (2)		(636)
C.			(577)
D.	NET CASH FLOWS BEFORE DISTRIBUTION OF INCOME/RESERVES, CONTRIBUTIONS BY SHAREHOLDERS	(B+C)	810
E.	DISTRIBUTION OF INCOME/RESERVES		0
F.	CONTRIBUTIONS BY SHAREHOLDERS		7
G.	CHANGE IN NET DEBT	(D+E+F)	817
H.	NET DEBT AT END OF PERIOD	(A+G)	(34.510)

The change in net debt is the result of the following:

(millions of euro)	
Increase (decrease) in medium/long-term debt	2.955
Increase (decrease) in short-term borrowings	(3.772)
CHANGE IN NET DEBT	**(817)**

(1) Total cash used for investments can be analyzed as follows:

(millions of euro)	
Industrial investments:	508
- *intangible assets*	*207*
- *fixed assets*	*301*
Investment in long-term investments	7
CASH USED FOR INVESTMENTS	**515**

(2) The item can be analyzed as follows:

(millions of euro)	
Net financial income (expenses)	(439)
Net extraordinary income (expenses) and other	(197)
CHANGE IN NON-OPERATING WORKING CAPITAL AND OTHER CHANGES	**(636)**

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 6th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager